SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

HERBALIFE LTD.

(Name of Subject Company (Issuer))

Herbalife Ltd.

(Name of Filing Persons (Offeror))

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G4412G101

(CUSIP Number of Class of Securities)

John G. DeSimone

Chief Financial Officer

Herbalife Ltd.

P.O. Box 309GT

Ugland House, South Church Street

Grand Cayman, Cayman Islands

(213) 745-0500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan K. Layne

James J. Moloney

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, CA 90067

(310) 552-8500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$600,000,000	$69,540.00***

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of common shares, par value $0.001 per share, of the Issuer for a maximum aggregate tender offer price of $600,000,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2017 equals $115.90 per $1,000,000 of the aggregate value of the transaction.
***	Amount Previously Paid: $69,540.00 Form or Registration No.: Schedule TO Date Filed: August 21, 2017

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2017, as amended by Amendment No. 1 to Schedule TO filed on August 28, 2017 (collectively, as amended and supplemented, the “Schedule TO”), and relates to the offer by Herbalife Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”) to purchase common shares, par value $0.001 per share in the capital, of the Company (the “common shares”), for an aggregate cash purchase price of up to $600 million and at a price per share (i) not greater than $68.00 nor less than $60.00 per share, net to the seller in cash, less any applicable tax withholding and without interest, plus (ii) a non-transferable contractual contingent value right (a “CVR”) pursuant to the Contingent Value Rights Agreement, a copy of which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(F) (the “CVR Agreement”), to receive a contingent payment upon the occurrence of a Going Private Transaction (as such term is defined in the CVR Agreement) within the time period specified in the CVR Agreement, without interest and less any applicable tax withholding, each upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated September 18, 2017 (the “Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(G) and (a)(1)(H), respectively. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

On September 18, 2017, the Company amended the original Offer to Purchase, dated August 21, 2017 and filed as Exhibit (a)(1)(A) to the Schedule TO, in order to clarify or expand upon certain disclosures regarding the Offer in response to comments from the SEC. In addition, the Company is extending the Expiration Time of the Offer to 5:00 p.m. New York City Time, on October 5, 2017, unless further extended, to provide shareholders sufficient additional time to evaluate the information set forth in the amendments to the Offer. The Offer had been previously scheduled to expire at 5:00 p.m., New York City time, on September 19, 2017.

All information contained in the Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(G) to this Amendment, which hereby amends and replaces in its entirety the information contained in the original Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, and the accompanying Amended and Restated Letter of Transmittal filed as Exhibit (a)(1)(H) to this Amendment, which hereby amends and replaces in its entirety the information contained in the original Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Schedule TO. The Items in this Schedule TO are hereby amended and supplemented as provided in the Amended and Restated Offer to Purchase and the accompanying Amended and Restated Letter of Transmittal, filed as Exhibits (a)(1)(G) and (a)(1)(H) to this Amendment, respectively.

The full text of the press release issued by the Company announcing the amendment of the Offer and extension of the Expiration Time is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit	Description
(a)(1)(G)	Amended and Restated Offer to Purchase, dated September 18, 2017.

(a)(1)(H)	Form of Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(I)	Form of Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(J)	Form of Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(B)	Press release issued by the Company, dated September 18, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERBALIFE LTD.

By:	/s/ JOHN G. DESIMONE
Name: John G. DeSimone
Title: Chief Financial Officer

Dated: September 18, 2017

EXHIBIT INDEX

Exhibit		Description
(a)(1)(A)	*	Offer to Purchase, dated August 21, 2017.

(a)(1)(B)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	*	Press release issued by the Company, dated August 21, 2017.

(a)(1)(F)	*	Form of Contingent Value Rights Agreement by and between the Company and Computershare Trust Company, N.A., as Administrative Agent.

(a)(1)(G)		Amended and Restated Offer to Purchase, dated September 18, 2017.

(a)(1)(H)		Form of Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(I)		Form of Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(J)		Form of Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	*	Press release issued by the Company, dated August 28, 2017.

(a)(5)(B)		Press release issued by the Company, dated September 18, 2017.

(b)		Not applicable.

(d)(1)	*	Agreement by and among the Company and Carl C. Icahn and his controlled affiliates, dated August 21, 2017

(g)		Not applicable.

(h)		Not applicable.

*	Previously Filed

4